Exhibit 99.4

NUTRIEN LTD. INSTRUMENT OF PROXY FOR THE ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON WEDNESDAY, MAY 6, 2020

THIS PROXY IS SOLICITED ON BEHALF OF THE MANAGEMENT OF NUTRIEN LTD. (THE “CORPORATION”), AND WILL BE USED AT THE ANNUAL MEETING (THE “MEETING”) OF SHAREHOLDERS (THE “SHAREHOLDERS”) OF THE CORPORATION TO BE HELD ON MAY 6, 2020 AT 5:30 P.M. (EASTERN TIME) AND AT ANY ADJOURNMENT OR POSTPONEMENT THEREOF. THE MEETING WILL BE HELD IN A VIRTUAL ONLY FORMAT, WHICH WILL BE CONDUCTED VIA LIVE ONLINE WEBCAST AT THE URL PROVIDED ON THE BACK OF THIS PROXY.

NOTES TO PROXY

1.

AS A SHAREHOLDER YOU HAVE THE RIGHT TO APPOINT A PERSON, WHO NEED NOT BE A SHAREHOLDER OF THE CORPORATION, TO ATTEND AND ACT ON YOUR BEHALF AT THE MEETING. THIS RIGHT MAY BE EXERCISED BY INSERTING SUCH OTHER PERSON’S NAME IN THE BLANK SPACE PROVIDED (SEE REVERSE) AND STRIKING OUT THE NAMES OF PERSONS DESIGNATED BY THE CORPORATION (THE “NUTRIEN DESIGNEES”) LISTED ON THE REVERSE AND BY DELIVERING THE COMPLETED FORM OF PROXY TO THE CORPORATION AS INDICATED BELOW. IN ADDITION, IF YOU ARE APPOINTING A PROXYHOLDER OTHER THAN THE NUTRIEN DESIGNEES, YOU MUST CONTACT THE CORPORATION’S TRANSFER AGENT, AST TRUST COMPANY (CANADA), AT 1-866-751-6315 (TOLL-FREE WITHIN CANADA AND THE U.S.) OR 1-212-235-5754 (OUTSIDE OF CANADA AND THE U.S.) BY 5:30 P.M. (EASTERN TIME) ON MAY 4, 2020, OR, IF THE MEETING IS ADJOURNED OR POSTPONED, NOT LESS THAN 48 HOURS (EXCLUDING SATURDAYS, SUNDAYS AND HOLIDAYS) BEFORE THE TIME AND DATE OF THE CONVENED OR RECONVENED MEETING, AS APPLICABLE, AND PROVIDE AST TRUST COMPANY (CANADA) WITH THE REQUIRED INFORMATION FOR YOUR PROXYHOLDER SO THAT AST TRUST COMPANY (CANADA) MAY PROVIDE YOUR PROXYHOLDER WITH A CONTROL NUMBER VIA EMAIL. THIS CONTROL NUMBER WILL ALLOW YOUR PROXYHOLDER TO LOG IN AND VOTE AT THE MEETING. WITHOUT A CONTROL NUMBER YOUR PROXYHOLDER WILL ONLY BE ABLE TO LOG IN TO THE MEETING AS A GUEST AND WILL NOT BE ABLE TO VOTE OR SUBMIT QUESTIONS AT THE MEETING.

2.

This form of proxy must be dated and executed by the Shareholder (using exactly the same name in which the common shares are registered) or by his or her attorney authorized in writing or, if the Shareholder is a body corporate, by a duly authorized officer or attorney thereof. A copy of any such authorization should accompany this form of proxy. Persons signing as executors, administrators, trustees, etc. should so indicate. If this form of proxy is not dated, it will be deemed to bear the date on which it was mailed to the Shareholder by the Corporation.

3.

In order for this form of proxy to be effective, it must be signed and deposited with AST Trust Company (Canada), Attention Proxy Department, P.O. Box 721, Agincourt, Ontario, M1S 0A1, so that it arrives not less than 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting or any adjournment or postponement thereof. Late proxies may be accepted or rejected by the Chair of the Meeting at his or her discretion and the Chair of the Meeting is under no obligation to accept or reject any particular late proxy. The Chair of the Meeting may waive or extend the proxy cut-off without notice.

VOTE USING THE INTERNET, TELEPHONE OR FAX 24 HOURS A DAY 7 DAYS A WEEK

TO VOTE USING THE INTERNET WWW.ASTVOTEMYPROXY.COM	TO VOTE BY TELEPHONE 1-888-489-5760	TO VOTE BY FAX* 1-866-781-3111 (TOLL-FREE WITHIN CANADA AND THE U.S.) 1-416-368-2502 (OUTSIDE CANADA AND THE U.S.) *BOTH SIDES	VIRTUALLY ATTEND THE MEETING VISIT THE URL PROVIDED ON THE BACK OF THIS PROXY

To vote by using the internet or by telephone, you will need to provide your CONTROL NUMBER listed in this form of proxy. If you vote by using the internet or by telephone, DO NOT mail or fax back this form of proxy.

If you are unable to attend the Meeting online, kindly complete and execute this form of proxy and return it in the envelope provided for that purpose. Proxies must be received by 5:30 p.m. (Eastern time) on May 4, 2020, or, if the Meeting is adjourned or postponed, by not less than 48 hours (excluding Saturdays, Sundays, and holidays) before the time and date of the convened or reconvened meeting, as applicable.

If you have any questions or need help voting, please contact our strategic shareholder advisor and proxy solicitation agent, Kingsdale Advisors by toll-free telephone in North America at 1-866-581-0507 or collect call at 1-416-867-2272 outside North America, or by email at contactus@kingsdaleadvisors.com.

Appointment of Proxyholder

The undersigned hereby appoints Charles V. Magro, or failing him, Mayo M. Schmidt,		Print the name of the person you are appointing:
OR

Note: If you are appointing a proxyholder other than the Nutrien Designees listed to the left you must return your form of proxy and MUST contact the Corporation’s transfer agent, AST Trust Company (Canada), at 1-866-751-6315 (toll-free within Canada and the U.S.) or 1-212-235-5754 (outside Canada and the U.S.) by 5:30 p.m. (Eastern time) on May 4, 2020, or, if the Meeting is adjourned or postponed, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time and date of the convened or reconvened meeting, as applicable, and provide AST Trust Company (Canada) with the required information for your proxyholder so that AST Trust Company (Canada) may provide your proxyholder with a control number via email. This control number will allow your proxyholder to log in and vote at the Meeting. Without a control number your proxyholder will only be able to log in to the Meeting as a guest and will not be able to vote or submit questions at the Meeting.

as proxyholder of the undersigned, with full power of substitution, to attend, vote and act for and on behalf of the undersigned at the Meeting of the Shareholders of the Corporation to be held on May 6, 2020 at 5:30 p.m. (Eastern time), via live online webcast at https://web.lumiagm.com/176182151, and at any adjournment or postponement of the Meeting, and on every ballot that may take place in consequence thereof to the same extent and with the same powers as if the undersigned were present at the Meeting, with authority to vote at the proxyholder’s discretion except as otherwise specified below. Information on the following can be found in the Management Proxy Circular for the Meeting. Without limiting the general powers hereby conferred, the undersigned hereby directs the proxyholder to vote the common shares represented by this proxy in the following manner:

1. Election of Directors

		FOR	WITHHOLD			FOR	WITHHOLD
01	Christopher M. Burley	☐	☐	07	Consuelo E. Madere	☐	☐
02	Maura J. Clark	☐	☐	08	Charles V. Magro	☐	☐
03	David C. Everitt	☐	☐	09	Keith G. Martell	☐	☐
04	Russell K. Girling	☐	☐	10	Aaron W. Regent	☐	☐
05	Miranda C. Hubbs	☐	☐	11	Mayo M. Schmidt	☐	☐
06	Alice D. Laberge	☐	☐

2. Re-Appointment of KPMG LLP as Auditor

FOR  ☐ or WITHHOLD  ☐ on the re-appointment of KPMG LLP, Chartered Accountants, as auditor of the Corporation.

3. Non-Binding Advisory Say on Pay

FOR  ☐ or AGAINST  ☐ a non-binding advisory resolution to accept the Corporation’s approach to executive compensation.

THE COMMON SHARES REPRESENTED BY THIS PROXY WILL BE VOTED, WHERE THE SHAREHOLDER HAS GIVEN A CHOICE ABOVE, AS DIRECTED OR, IF NO DIRECTION IS GIVEN, FOR EACH OF THE ABOVE MATTERS OF BUSINESS. THE PERSON OR PERSONS APPOINTED UNDER THIS PROXY ARE CONFERRED WITH DISCRETIONARY AUTHORITY WITH RESPECT TO AMENDMENTS OR VARIATIONS OF THOSE MATTERS SPECIFIED IN THIS PROXY AND THE NOTICE OF MEETING, AND WITH RESPECT TO ANY OTHER MATTERS WHICH MAY BE PROPERLY BROUGHT BEFORE THE MEETING OR ANY ADJOURNMENT OR POSTPONEMENT THEREOF, IN EACH INSTANCE, TO THE EXTENT PERMITTED BY LAW, WHETHER OR NOT THE AMENDMENT, VARIATION OR OTHER MATTER THAT COMES BEFORE THE MEETING IS ROUTINE AND WHETHER OR NOT THE AMENDMENT, VARIATION OR OTHER MATTER THAT COMES BEFORE THE MEETING IS CONTESTED. THIS FORM OF PROXY SHOULD BE READ IN CONJUNCTION WITH THE ACCOMPANYING NOTICE OF MEETING AND MANAGEMENT PROXY CIRCULAR.

The undersigned hereby revokes any prior proxies.

DATED this      day of             , 2020.

Signature of Shareholder

Name of Shareholder (Please Print)